 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No 2.)

Select Interior Concepts, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

816120307
(CUSIP Number)

ADW Capital Management, LLC 1133 Broadway Suite 719 New York, NY 10010 (646) 684 4086
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS ADW Capital Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
27-3514468
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,514,900
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,514,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,514,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*Based upon 25,839,670 shares of common stock outstanding as of March 11, 2019, as disclosed in its Form 10-Q that was filed on March 15, 2019, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS Adam D. Wyden I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,514,900
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,514,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,514,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IN

*Based upon 25,839,670 shares of common stock outstanding as of March 11, 2019, as disclosed in its Form 10-Q that was filed on March 15, 2019, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS ADW Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-1516657
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,514,900
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,514,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,514,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IA

*Based upon 25,839,670 shares of common stock outstanding as of March 11, 2019, as disclosed in its Form 10-Q that was filed on March 15, 2019, by the Issuer with the Securities and Exchange Commission.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Select Interior Concepts, Inc. a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of April 8, 2019, and amends and supplements the Schedule 13D, as previously amended on March 22, 2019 (as amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D has been supplemented by adding the following:

On April 5, 2019, the Issuer filed a definitive proxy statement for its annual meeting of stockholders to be held on May 15, 2019, for the election of the directors, the approval of the Issuer’s incentive plan, and the ratification of the appointment of its independent registered public accounting firm for the year ending December 31, 2019.

On April 7, 2019, ADW Capital Partners, L.P. issued a press release transmitting a letter to the board of director and management of the Issuer demanding public strategic alternatives process, announcing its own public investor meeting to discuss the mismanagement of the Issuer and encouraging all investors to refrain from voting their shares at the annual meeting to deny quorum. A copy of the press release is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the press release are qualified in their entirety by reference to the press release filed herewith.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons may communicate with the Issuer’s management and Board about a broad range of operational and strategic matters and intend to encourage the issuer to undertake a strategic review process including, without limitation, a potential sale of the Issuer or certain of its businesses or assets, in which the Reporting Persons may participate, as a means of enhancing shareholder value. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth above in Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended by the addition of the following:

Exhibit 2       Press Release, dated April 7, 2019, issued by ADW Capital Partners, L.P. demanding public strategic alternatives process, announcing its own public investor meeting to discuss the mismanagement of Select Interior Concepts and encouraging all investors to refrain from voting their shares at the annual meeting to deny quorum

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADW Capital Partners, L.P. By: ADW Capital Management, LLC Its: General Partner

Signature:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

ADW Capital Management, LLC
By:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

Adam D. Wyden

/s/ Adam D. Wyden

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated, April 8, 2019

ADW Capital Partners, L.P. By: ADW Capital Management Its: General Partner

Signature:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

ADW Capital Management, LLC

By:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

Adam D. Wyden

/s/ Adam D. Wyden